WMIH Corp.
Dear Nationstar Mortgage Holdings Inc. Equity Award Holder:
Thank you for your support as we work toward completing the merger between WMIH Corp. (“WMIH”) and Nationstar Mortgage Holdings Inc. (“Nationstar”). On February 12, 2018, WMIH, Wand Merger Corporation, a wholly owned subsidiary of WMIH (“Wand”), and Nationstar entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, among other things, Wand will merge with and into Nationstar, with Nationstar as the surviving corporation (the “merger”). The adoption of the Merger Agreement will be considered at a special meeting of Nationstar stockholders to be held on June 29, 2018. The merger is subject to such adoption, the receipt of approval by WMIH stockholders of the issuance of WMIH common stock to be issued in the merger and satisfaction of certain other closing conditions. We presently expect that the merger will be completed during the second half of 2018.
Under the terms of the Merger Agreement, each holder of Nationstar restricted stock and unvested Nationstar restricted stock units (“Nationstar RSUs”) has the opportunity to elect to receive, as merger consideration for each share of such holder’s Nationstar restricted stock, or in the case of Nationstar RSU awards, each share of common stock underlying such holder’s awards as of immediately prior to the effective time of the merger (“RSU Shares”), (1) a “stock election” of 12.7793 shares of WMIH common stock or (2) a “cash election” of $18.00 in cash. The consideration to be paid to holders of Nationstar restricted stock and Nationstar RSU awards making a cash election or stock election in connection with the merger is subject, pursuant to the terms of the Merger Agreement, to (i) applicable tax withholdings and (ii) automatic proration and adjustment, as applicable, to ensure that the total amount of cash paid (excluding cash paid in lieu of fractional shares) equals exactly $1,225,885,248.00. However, no shares of Nationstar restricted stock or RSU shares that are granted to holders of Nationstar restricted stock or Nationstar RSUs on or after February 12, 2018 will be included as part of such holder’s share count for purposes of the election to receive the merger consideration under the Merger Agreement.
Enclosed is an Election Form and related documents. In order to make an election, you must complete the Election Form no later than 5:00 p.m., Eastern Time, on the date that is three business days preceding the closing date of the merger (the “Election Deadline”) by following the instructions to the Election Form provided to you with this document and returning the completed form to Computershare Trust Company, N.A. (“Computershare”) at the mailing address specified in those instructions. In addition, enclosed is an Election Information Booklet for your reference. Do not send any documents to WMIH or Nationstar.
The Election Form must be RECEIVED by Computershare no later than the Election Deadline. WMIH and Nationstar will publicly announce the Election Deadline at least eight business days prior to the anticipated closing date of the merger, which is not expected until the second half of 2018, but you may return your Election Form at any time prior to the Election Deadline. You may also obtain up-to-date information regarding the Election Deadline by calling Nationstar at 972-956-6903 or sending an e-mail to MergerEquity@mrcooper.com.
There is a limited period of time for you to deliver your Election Form. Therefore, we encourage you to submit your Election Form promptly. If you do not make a valid election, you will be deemed to have made a stock election with respect to your shares of Nationstar restricted stock and/or RSU Shares.
You can find additional information on the merger, its terms and related transactions in the Joint Proxy Statement/Prospectus dated May 31, 2018, available through the Securities and Exchange Commission’s web site at www.sec.gov and/or Nationstar’s web site at investors.nationstarholdings.com. The information contained in the Joint Proxy Statement/Prospectus speaks as of May 31, 2018, and does not reflect subsequent developments. However, the Joint Proxy Statement/Prospectus incorporates by reference subsequent filings with the Securities and Exchange Commission by WMIH and Nationstar. You should rely only on the information contained or expressly incorporated by reference in the Joint Proxy Statement/Prospectus. We have not authorized anyone to provide you with information that is different from what is contained or incorporated by reference in those documents.
If you have any questions regarding the election materials, please call Nationstar at 972-956-6903 or send an e-mail to MergerEquity@mrcooper.com.

Sincerely,

William C. Gallagher Chief Executive Officer	Jay Bray Chairman, President and Chief Executive Officer

Computershare Trust Company, N.A. P.O. Box 43011 Providence, Rhode Island 02940-3011 www.computershare.com/investor

ELECTION FORM
With respect to shares of restricted stock, or shares of common stock underlying restricted stock units as of immediately prior to the effective time of the merger, of Nationstar Mortgage Holdings Inc. (“Nationstar”)

ELECTION DEADLINE IS 5:00 P.M., EASTERN TIME, ON THE DATE THAT IS THREE BUSINESS DAYS PRECEDING THE CLOSING DATE OF THE MERGER

Pursuant to the terms of the Agreement and Plan of Merger, dated as of February 12, 2018 (the “Merger Agreement”), by and among WMIH Corp. (“WMIH”), Wand Merger Corporation, a wholly owned subsidiary of WMIH, and Nationstar, each holder of Nationstar restricted stock or unvested Nationstar restricted stock units (“Nationstar RSUs”) has the opportunity to elect to receive, as merger consideration for each share of Nationstar restricted stock, or in the case of Nationstar RSU awards, each share of common stock underlying such awards as of immediately prior to the effective time of the merger (“RSU Shares”), (1) a “stock election” of 12.7793 shares of WMIH common stock or (2) a “cash election” of $18.00 in cash, subject to automatic proration and adjustment, as applicable, as provided in the Merger Agreement. However, no shares of Nationstar restricted stock or RSU Shares that are granted to holders of Nationstar restricted stock or Nationstar RSUs on or after February 12, 2018 will be included as part of such holder’s share count for purposes of the election to receive the merger consideration under the Merger Agreement. For a full discussion of the merger, the merger consideration and the effect of this election, see the Joint Proxy Statement/Prospectus, dated May 31, 2018 (the “Proxy Statement”).
The Election Form must be RECEIVED by Computershare Trust Company, N.A. (“Computershare”) no later than 5:00 p.m., Eastern Time, on the date that is three business days preceding the closing date of the merger (the “Election Deadline”).  WMIH and Nationstar will publicly announce the Election Deadline at least eight business days prior to the anticipated closing date of the merger, which is not expected until the second half of 2018, but you may return your Election Form at any time prior to the Election Deadline.  You may also obtain up-to-date information regarding the Election Deadline by calling Nationstar at 972-956-6903 or sending an e-mail to MergerEquity@mrcooper.com.
This election governs the merger consideration that you, as a holder of Nationstar restricted stock and/or unvested Nationstar RSUs, will receive if the merger is consummated.
Complete the Election Form by following the instructions provided herein. These instructions will prompt you to complete the box(es) on the next page to make an election to receive (1) a “stock election” of 12.7793 shares of WMIH common stock or (2) a “cash election” of $18.00 in cash, subject to automatic proration and adjustment, as applicable, and as provided in the Merger Agreement for each share of Nationstar restricted stock or each RSU Share.  If no box is checked, if you do not submit an Election Form or if your Election Form is not received by Computershare by the Election Deadline, then you will be deemed to have made a “stock election” with respect to your shares of Nationstar restricted stock and/or RSU Shares.

Please provide your signed instructions below:

ELECTION CHOICES

Step. 1. ELECTION. I hereby elect to receive the following as consideration for my shares of Nationstar restricted stock and/or RSU Shares:

STOCK ELECTION - 12.7793 shares of WMIH common stock, subject to automatic proration and adjustment, as applicable, as discussed below, for each share of Nationstar restricted stock and/or each RSU Share.

☐ Mark this box to elect to receive stock consideration with respect to ALL of your shares of Nationstar restricted stock and/or RSU Shares.

☐        Mark this box to elect to receive stock consideration with respect to the following number of your shares of Nationstar restricted stock and/or RSU Shares. Please fill in the number of shares of Nationstar restricted stock and RSU Shares for which you would like to make a stock election.

CASH ELECTION - $18.00 in cash, subject to automatic proration and adjustment, as applicable, as discussed below, for each share of Nationstar restricted stock and/or each RSU Share.

☐ Mark this box to elect to receive cash consideration with respect to ALL of your shares of Nationstar restricted stock and/or RSU Shares.

☐        Mark this box to elect to receive cash consideration with respect to the following number of your shares of Nationstar restricted stock and/or RSU Shares. Please fill in the number of shares of Nationstar restricted stock and RSU Shares for which you would like to make a cash election.

YOU WILL BE DEEMED TO HAVE MADE A “STOCK ELECTION” IF,
A. You fail to follow the instructions to this “Election Form” or otherwise fail to make a valid election;
B. A completed “Election Form” is not actually received by Computershare by the Election Deadline; or
C. You properly and timely revoke a prior election without making a new election.
Shares of WMIH common stock will be issued to your Fidelity Investments, Inc. account.

If you do not elect one of these options, you will be treated as having made a “Stock Election.”

The merger consideration to be paid to holders of Nationstar restricted stock and/or Nationstar RSU awards making a cash election or stock election in connection with the merger is subject, pursuant to the terms of the Merger Agreement, to (i) applicable tax withholdings and (ii) automatic proration and adjustment, as applicable, to ensure that the total amount of cash paid (excluding cash paid in lieu of fractional shares) equals exactly $1,225,885,248.00. No guarantee can be made that you will receive the amount of cash consideration or stock consideration that you elect.

Step 2. SIGNATURE REQUIRED.

Signature of holder of Nationstar restricted stock or Nationstar restricted stock units	Phone Number

INSTRUCTIONS
(Please read carefully the instructions below)

1.
Election Deadline: For any election contained herein to be considered, this Election Form, properly completed and signed, must be received by the exchange agent for the merger, Computershare Trust Company, N.A. (“Computershare”), at the address set forth on the front of this Election Form, no later than 5:00 P.M., Eastern Time, on the date that is three business days preceding the closing date of the merger (the “Election Deadline”).  WMIH Corp. (“WMIH”) and Nationstar Mortgage Holdings Inc. (“Nationstar”) will publicly announce the Election Deadline at least eight business days prior to the anticipated closing date of the merger, but you are encouraged to return your Election Form as promptly as practicable.  You may also obtain up-to-date information regarding the Election Deadline by calling Nationstar at 972-956-6903 or sending an e-mail to MergerEquity@mrcooper.com.  Computershare, in its sole discretion, will determine whether any Election Form is submitted on a timely basis and whether an Election Form has been properly completed.

2.
Revocation or Change of Election Form: Any Election Form may be revoked or changed by written notice from the person submitting such form to Computershare, but to be effective such notice must be received by Computershare at or prior to the Election Deadline.  Computershare will have discretion to determine whether any revocation or change is received on a timely basis and whether any such revocation or change has been properly made.

3.
Termination of Merger Agreement: In the event of termination of the Merger Agreement, your shares of Nationstar restricted stock and/or Nationstar restricted stock unit (“Nationstar RSU”) awards will, in each case, remain outstanding in accordance with their terms.

4.
Method of Delivery: Your Election Form must be submitted and delivered to Computershare Trust Company, N.A., P.O. Box 43011, Providence, Rhode Island 02940-3011 or to Computershare Trust Company, N.A., 250 Royall Street, Suite V, Canton, MA 02021.  Do not send your Election Form to WMIH or Nationstar.  Delivery will be deemed effective only when received. A return envelope is enclosed.

5.
Payment Instructions: You will receive your merger consideration, if a cash election is made, in accordance with Nationstar’s payroll practices or, if a stock election is made, in the Fidelity Investments, Inc. account where you hold your Nationstar restricted stock or Nationstar RSU awards, as applicable, in each case subject to applicable tax withholdings.

ELECTION INFORMATION BOOKLET

This information booklet from WMIH Corp. (“WMIH”) is provided to holders of Nationstar Mortgage Holdings Inc. (“Nationstar”) restricted stock and Nationstar restricted stock units (“Nationstar RSUs”).  It answers frequently asked questions, briefly describes your options and provides information and instructions on how to make your election.  We urge you to read the instructions to the enclosed Election Form carefully and review the Frequently Asked Questions below, as well as the Joint Proxy Statement/Prospectus dated May 31, 2018 (the “Proxy Statement”), which is available through the Securities and Exchange Commission’s web site at www.sec.gov and/or Nationstar’s web site at investors.nationstarholdings.com.  After reviewing these materials, please complete the Election Form physically mailed to you by Computershare Trust Company, N.A. (“Computershare”) and follow the instructions to the Election Form provided to you with the form and return the completed form to Computershare at the mailing address specified in those instructions to make your election. If you have additional questions after reading these materials, you should contact Nationstar at 972-956-6903 or send an e-mail to MergerEquity@mrcooper.com.

The deadline for completing and submitting your Election Form is 5:00 P.M., Eastern Time, on the date that is three business days preceding the closing date of the merger (the “Election Deadline”).  WMIH and Nationstar will publicly announce the Election Deadline at least eight business days prior to the anticipated closing date of the merger, which is not expected until the second half of 2018, but you may return your Election Form at any time prior to the Election Deadline.

FREQUENTLY ASKED QUESTIONS

1.	Why have I been sent an Election Form?
On February 12, 2018, Nationstar and WMIH entered into an Agreement and Plan of Merger, by and among WMIH, Wand Merger Corporation, a wholly owned subsidiary of WMIH, and Nationstar (the “Merger Agreement”), a copy of which was attached as Appendix A to the Proxy Statement.  Under the Merger Agreement, you, as a holder of Nationstar restricted stock and/or Nationstar RSU awards, have the option to elect to receive, for each share of Nationstar restricted stock or each share of common stock underlying your Nationstar RSUs as of immediately prior to the effective time of the merger (“RSU Shares”) (1) a “stock election” of 12.7793 shares of WMIH common stock or (2) a “cash election” of $18.00 in cash, subject to the automatic proration and adjustment procedures set forth in the Merger Agreement and described in the Proxy Statement and the response to Question 7 below. However, no shares of Nationstar restricted stock or RSU Shares that are granted to holders of Nationstar restricted stock or Nationstar RSUs on or after February 12, 2018 will be included as part of such holder’s share count for purposes of the election to receive the merger consideration under the Merger Agreement.
In order to make a valid election, holders of Nationstar restricted stock and Nationstar RSU awards must follow the instructions provided in the enclosed Election Form and returning the completed form to the mailing address specified in the instructions to the Election Form to make your election. The Election Form is to be used to make a cash election or stock election with respect to your shares of Nationstar restricted stock and/or RSU Shares.

2.	What is the Election Form?
The Election Form lets us know your preferred form of payment of the merger consideration for your shares of Nationstar restricted stock and/or RSU Shares.

3.	How do I complete the Election Form?
Instructions for completing the Election Form may be found in the instructions to the Election Form that has been physically mailed to you by Computershare. You are entitled to make a cash election or stock election with respect to each of your shares of Nationstar restricted stock and/or RSU Shares.
When completed, please sign and date the Election Form and return the form to Computershare at the mailing address specified in the instructions along with any required accompanying evidence of authority, so that you can make your election to receive cash, shares of WMIH common stock or a combination of cash and shares of WMIH common stock. A return envelope is enclosed.
Please mail your Election Form to Computershare at the mailing address specified in the instructions provided prior to the Election Deadline.

4.	When is my Election Form due?
Your Election Form must be RECEIVED by Computershare by the Election Deadline (which is three business days preceding the closing date of the merger).

5.	What happens if I do not submit an Election Form, miss the Election Deadline or otherwise fail to make a valid election?
If you do not submit an Election Form, miss the election deadline or otherwise fail to make a valid election, you will be deemed to have made a stock election.

6.	Under the terms of the Merger Agreement, what will I receive in exchange for my Nationstar restricted stock and/or Nationstar RSU awards upon completion of the merger?
You may make, for each share of Nationstar restricted stock and/or RSU Share that you hold:

•	a “stock election” to receive 12.7793 shares of WMIH common stock; or

•	a “cash election” to receive $18.00 in cash.
However, the merger consideration to be paid to holders of Nationstar restricted stock and/or Nationstar RSU awards making a cash election or stock election in connection with the merger is subject, pursuant to the terms of the Merger Agreement, to (i) applicable tax withholdings and (ii) automatic proration and adjustment, as applicable and as described in the response to Question 7 below, to ensure that the total amount of cash paid (excluding cash paid in lieu of fractional shares) equals exactly $1,225,885,248.00.

7.	Am I guaranteed to receive what I ask for on the Election Form?
No. The aggregate amount of cash to be paid to holders of Nationstar restricted stock and Nationstar RSU awards pursuant to the merger is fixed. If the elections of all Nationstar stockholders, holders of Nationstar restricted stock and Nationstar RSU awards result in an oversubscription or undersubscription of the aggregate amount of cash available to be paid by WMIH to Nationstar stockholders, holders of Nationstar restricted stock and Nationstar RSU awards as merger consideration, the aggregate amount of cash payable by WMIH in the merger will not be increased or decreased. Rather, in either such case, Computershare will allocate between cash and WMIH common stock in the manner described in “The Merger Agreement—Merger Consideration—Cash Consideration” and “The Merger Agreement—Merger Consideration—Stock Consideration” beginning on page 159 of the Proxy Statement to ensure that the total amount of cash paid (excluding cash paid in lieu of fractional shares) equals exactly $1,225,885,248.00. Accordingly, there is no assurance that a holder of Nationstar restricted stock or Nationstar RSU awards that has made a valid election to receive solely cash consideration or solely stock consideration will receive the form or combination of consideration elected with respect to the shares of Nationstar restricted stock and/or RSU Shares.

8.	Will I receive any fractional shares?
No.  No fractional shares of WMIH common stock will be delivered in the merger.  Instead, you will be entitled to receive cash, without interest, for any fractional share of WMIH common stock you might otherwise have been entitled to receive, in accordance with the terms of the Merger Agreement.

9.	How long will it take to receive cash or WMIH shares after the effective date of the merger?
If Computershare receives a valid Election Form and any required accompanying evidence of authority by the Election Deadline, the cash and/or shares of WMIH common stock to which you are entitled will be delivered as soon as practicable after the effective date of the merger provided that for holders of Nationstar RSU awards, delivery will be no later than three business days after the effective date of the merger.  If you do not return a valid Election Form together with any required materials to Computershare prior to the Election Deadline, you will nonetheless receive shares of WMIH common stock (or cash if pro‑rationing and other adjustments are applied in accordance with the Merger Agreement) as soon as practicable after the effective date of the merger as if you had made a stock election with respect to your shares of Nationstar restricted stock and/or RSU Shares.
Shares of WMIH common stock will be issued and delivered to the account in which you currently hold your shares of Nationstar restricted stock and/or RSU Shares.

10.	How should I submit my signed election form?
Holders of Nationstar restricted stock and Nationstar RSU awards must complete and submit their signed Election Form by following the instructions to the Election Form provided to you by Computershare and returning the completed form to Computershare at the mailing address specified in those instructions.  You must follow these instructions in order to complete and submit your Election Form and provide any additional documentation that may be required to make your election complete.
Please do not return any documents to WMIH or Nationstar.

11.	I have received more than one set of election materials related to the Merger Agreement in connection with the election. Do I need to complete them all?
Yes. If you received more than one set of election materials, this indicates that you own more than one of the following types of equity interests in Nationstar: Nationstar common stock, Nationstar restricted stock and Nationstar RSU awards. Each set of election materials you receive is specific to the manner in which you hold equity interests in Nationstar. Failure to properly complete an Election Form and properly submit an Election Form by the Election Deadline means that no valid election will be made with respect to the shares of Nationstar restricted stock, shares of Nationstar common stock and/or RSU Shares, as applicable, to which that Election Form applies, and you will be deemed to have made the stock election with respect to such shares.

12.	Are there any fees associated with the issuance of shares of WMIH common stock upon conversion of my shares of Nationstar restricted stock and/or RSU Shares?
There are no fees associated with the conversion.

13.	Can I revoke my election?
Any election may be revoked prior to the Election Deadline with respect to all or any portion of the shares of Nationstar restricted stock and/or RSU Shares, subject to such election.  To revoke an election, a written notice of revocation must (1) specify the name of the holder having made the election to be revoked and (2) be signed by the holder in the same manner as the original signature on the Election Form by which such election was made.  A new election may be made by submitting a new Election Form to Computershare prior to the Election Deadline.

14.	Who do I call if I have additional questions?
You may contact Nationstar at 972-956-6903 or send an e-mail to MergerEquity@mrcooper.com.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving WMIH Corp. (“WMIH”) and Nationstar Mortgage Holdings Inc. (“Nationstar”). WMIH has filed a registration statement on Form S-4, and WMIH and Nationstar each filed the definitive joint proxy statement/prospectus with the SEC on May 31, 2018. The definitive joint proxy statement/prospectus was sent to the stockholders of WMIH and Nationstar on or about June 1, 2018, after the registration statement on Form S-4 was declared effective by the SEC on May 31, 2018. WMIH and Nationstar may also file other documents with the SEC regarding the proposed merger transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and security holders of WMIH and Nationstar are urged to carefully read the entire registration statement and definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by WMIH and Nationstar with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by WMIH may be obtained free of charge from WMIH at www.wmih-corp.com, and the documents filed by Nationstar may be obtained free of charge from Nationstar at www.nationstarholdings.com. Alternatively, these documents, when available, can be obtained free of charge from WMIH upon written request to WMIH Corp., 800 Fifth Avenue, Suite 4100, Seattle, Washington 98104, Attn: Secretary, or by calling (206) 922-2957, or from Nationstar upon written request to Nationstar Mortgage Holdings Inc., 8950 Cypress Waters Blvd, Dallas, TX 75019, Attention: Corporate Secretary, or by calling (469) 549-2000.

WMIH and Nationstar and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of WMIH and/or Nationstar, as applicable, in favor of the approval of the merger. Information regarding WMIH’s and Nationstar’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, WMIH’s and Nationstar’s expectations or predictions of future financial or business performance or conditions. All statements other than statements of historical or current fact included in this communication that address activities, events, conditions or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business and these statements are not guarantees of future performance. Forward-looking statements may include the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “strategy,” “future,” “opportunity,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the registration statement and the definitive joint proxy statement/prospectus. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and WMIH and Nationstar believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither WMIH nor Nationstar is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, except as required by law. Readers should carefully review the statements set forth in the registration statement, the definitive joint proxy statement/prospectus or other reports, which WMIH and Nationstar have filed or will file from time to time with the SEC.

In addition to factors previously disclosed in WMIH’s and Nationstar’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the merger, including approval by shareholders of WMIH and Nationstar on the expected terms and schedule and the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks associated with investing in mortgage loans and mortgage servicing rights and changes in interest rates; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; macroeconomic factors beyond WMIH’s or Nationstar’s control; risks related to WMIH’s or Nationstar’s indebtedness and other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms.
Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.